EXHIBIT 11.01

GERDAU PRINCIPLES

Our principles talk about how we work and the future we are building. It defines our way of being and doing, so they reflect the main features of our culture. Gerdau's Code of Ethics and Conduct must guide the organization and represent what we believe and value.

Introduction

For Gerdau, DO WHAT IS RIGHT is a non-negotiable principle. It is from this position that we build our Code of Ethics and Conduct. For us, no result is justified if we don't do it ethically.

The Code of Ethics and Conduct is a fundamental and imperative document for all Gerdau employees, regardless of their area of activity, their position or their geographic location. It must be understood as a priority in all our activities, as it expresses the commitment and engagement in the adoption of conduct based on the highest ethical standards.

In this sense, the Gerdau Code of Ethics and Conduct addresses the attitudes expected from employees and serves as a guideline when there are doubts on how to conduct our business ethically.

The conduct expected from our employees:

•	Do not tolerate any situation contrary to the Gerdau Code of Ethics and Conduct
•	Be responsible for all your actions and adhere to Gerdau's principles and Code of Ethics and Conduct
•	To act in an upright, honest and professional manner
•	Know and comply with the other Gerdau Policies and Guidelines
•	Report any doubts or situations that may represent or be interpreted as contrary to the legislation and / or the Code of Ethics and Conduct
•	DO WHAT IS RIGHT, Always

We also emphasize that, complementing the Code of Ethics and Conduct, Gerdau defines in its Policies and Guidelines, for specific processes or themes, the rules, criteria, procedures, responsibilities and controls that must be complied with by all its employees. All of these documents are available on the Gerdau intranet. (About Gerdau/Policies and Guidelines)

1. SAFETY ABOVE ALL

Gerdau has established the safety of its people as a priority. No business result is more important than people´s live. We want to have an environment where all employees feel safe to work. This is the reason why we have adopted a policy that declares that people's lives and integrity are values that are above the other objectives and priorities of the company.

It is from this position that we build our Code of Ethics and Conduct. For us, no result is justified if we don't do it ethically.

HEALTH AND SAFETY are everyone's responsibility. While the company invests in equipment, resources, development of standards and training, employees must comply with all laws, policies, practices and procedures related to the topic.

Leadership is primarily responsible for the safety of the people under its management, promoting the necessary efforts to preserve the health and safety of all.

Our staff must demonstrate a personal commitment to safety. Examples of this commitment are to comply with and enforce Safety rules and procedures; care for your safety, that of colleagues and others; report unsafe situations that have been identified; and seek, with perseverance, solutions for possible risks.

2. RESPECT

2.1. Commitment to diversity

At Gerdau, we value a diverse and inclusive work environment and we do not tolerate acts of prejudice or discrimination, whether due to race, ethnicity, nationality, gender, religion, sexual orientation, political position, passing through the prison system, social class, age, marital status, pregnancy, disability, weight, height, or any other physical or personal or lifestyle characteristic. Each country should refer to significant legislation on protected characteristics.

All Gerdau leaders and employees must guarantee and promote a healthy work environment, free from harassment or any type of prejudice and discrimination. This action must also be applied to the public with whom we interact externally.

Gerdau strives to hire and promote qualified people for each position, based on their competence, through evaluation criteria and equal opportunities for all our employees, while valuing and encouraging diversity and inclusion whitin our teams.

2.2.Work environment

We must treat all our colleagues and business partners in an inclusive manner, with dignity and respect.

Any form of harassment, bullying or intimidation is unacceptable. All employees must make a commitment to prevent and report this type of behavior in the work and business environment. Harassment and intimidation include any form of inappropriate behavior, with a sexual, abusive, aggressive, humiliating, discriminatory or intimidating theme or connotation.

Gerdau seeks to provide a climate of trust, in which employees are free to point out problems and clarify their doubts and aims to solve any such problems in the best possible way for all people involved.

2.3.Freedom of association

We respect freedom of association. All employees have the right to be represented and participate in unions, social, religious, political or other entities, as long as it does not conflict with their working hours and activities, and so long as it does not generate a conflict of interest with their professional performance and is in compliance with current laws (or a collective bargaining agreement).

2.4.Human Labor Conditions

We have an obligation and we are committed to the promotion of human rights in our sphere of influence, including our production chain and in the relationship with vendors, customers and other third parties. We take due care to identify and eliminate any risk contrary to the definitions of human rights.

Gerdau requires that its operations, vendors and customers base their business practices on the eradication of child labor, slave labor and on compliance with current legislation.

We reinforce that our commitments are:

No child labor: we do not accept or employ child labor and we seek to ensure that the well-being, health and safety of children always prevails. We recognize that education is the basis for the development of children, their communities and their countries.

No exploitation of labor: we do not tolerate forced, involuntary, slave or slave-like labor, as well as illegal exploitation of immigrant or refugee labor. Any identification of these situations should be immediately blocked and reported to the authorities.

3.OBLIGATIONS WITH THIRD PARTIES

Gerdau seeks to maintain integral and long-lasting relationships with its customers, vendors and other partners.

3.1.Conduct with customers and vendors

Our conduct with partners must observe integrity, ethics, transparency, respect for free initiative and free competition. We do not tolerate unethical or illegal practices.

If irregularities or reputational problems are demonstrated, they must be immediately reported to the manager, Compliance area and / or the Legal Department for analysis of the situation and, if necessary, the adoption of actions as determined in the Disciplinary Sanctions Guideline and Compliance in Contracts Guideline.

All Gerdau employees and/or representatives must act in a professional and loyal manner to build our company's relationship with customers and vendors in accordance with the ethical standards of this Code, as well as complying with all significant legislation.

Our conduct with customers must be guided by the following requirements:

●	Ensure product quality
●	Attend to customers and vendors according to the best commercial practices and without discrimination.
●	Act clearly and in accordance with our production process, according to the technical specifications, commercial conditions, delivery and quality.
●	Respect the customer's freedom of choice.
●	Comply with all competition laws.
●	Gerdau defines the following as requirements when hiring vendors:
●	Vendor must base their business practices on ethical principles, adhering to anti-corruption laws, guaranteeing fair and sustainable competition.
●	Vendor cannot engage in Child labor, slave-like labor, or other non-compliance with significant legislation, anti-corruption laws and environmental laws.
●	We seek and value vendors and service providers who share our principles and dedicate efforts to promote them.
●	The hiring of vendors must be based exclusively on the needs of the company, following impersonal, legal, technical, commercial, professional, reputational and ethical criteria.
●	Gerdau employees are prohibited from requesting or receiving any type of personal benefit from vendors.
●	Gerdau employees must not allow, accept or contribute, in any type of acts of corruption, bribery, money laundering or conducts contrary to the laws and the provisions of this Code, carried out by vendors. In case of knowledge of these irregularities, it must be immediately reported to the Compliance area or the Ethics Helpline. Depending on the severity, terminate the business relationship with the third party.

3.2.Communication with the public

Gerdau employees can only disclose internal company matters to the press or other means of communication, when formally authorized by the Institutional Communication area. Gerdau has official channels for disclosure of information.

It is reinforced that, with the widespread use of social networks, employees must increase their attention to this type of media and not divulge unauthorized messages or images about the company. Any external release of such information may be inappropriate or generate misunderstandings that could jeopardize Gerdau's brand and reputation.

In addition, special care must be taken with sensitive data of employees, vendors, customers and competitors, protecting their privacy, including not making statements, verbal or written, that may affect their image or contribute to the spread of rumors about them.

If in doubt, consult the Internal Guidelines on Institutional Affairs and Communication.

3.3.Actions with communities

Gerdau is committed to the social development of the communities where we operate. We look for long-lasting, sustainable relationships focused on the common good.

All Gerdau employees are expected to act respectfully, ethically and guided by our principles, in all interactions with the community. We must keep the communication channels open, and there cannot be any form of discrimination in these interactions.

We seek to identify and understand the social, economic and environmental needs of communities, observing the following guidelines:

•

Support for communities should be carried out independently and free from conflicts of interest with political parties, political issues or public bodies. We must act in coherence with local priorities, in line with our social strategy, with transparent criteria and aimed at the best result for the effort employed.

•	Any support must adhere to Gerdau’s legal and internal procedures.
•	We encourage our employees to take an active role in their communities, in volunteer programs, development actions and engagement in social improvement actions.

3.4.Interactions with governments and public officials

Gerdau has a series of tax, environmental, legal and regulatory obligations and dealings with public officers.

We emphasize that Gerdau defines the manner in which these contacts should occur, either directly or through a representative, in the Corporate Guideline on Relationship with Public officials.

Our employees have an obligation to strictly comply with the anti-corruption and anti-money laundering laws in place. All employees and representatives acting on behalf of Gerdau are prohibited from offering, promising, making, authorizing or providing (directly or indirectly, through third parties) undue advantages, payments, gifts or the transfer of anything of value to anyone, whether public officer or not, to influence or illegally reward any official action or decision of such person for the benefit of Gerdau or themselves personally.

Employees and third parties who represent us must always exercise the utmost discipline in complying with anti-corruption and anti-money laundering laws and follow our guidelines for interacting with political representatives.

3.5.Environment

Sustainable environment preservation is an aspect of special concern. In this sense, Gerdau recognizes that having an ecologically balanced environment is essential for society and it must be defended and preserved for future generations.

In addition to acting within the existing environmental laws and regulations, we must have a legitimate performance and engagement in environmental causes, with actions that seek improvements and the proper handling of any impact that can be identified in the exploitation of natural resources.

4.CONFLICT OF INTEREST

A conflict of interest appears when, on account of self-interest or that of a third party, an employee acts or is influenced to act against Gerdau's objectives and principles, making an inappropriate decision that prioritizes personal or third parties' interests, to the detriment of the company interests, or failing to fulfill any of their professional responsibilities.

Sometimes, these situations may go unnoticed by the employee, believing that this is an attitude that does not represent a direct financial loss or is of relevance for Gerdau. However, it is important to understand that conflicts of interest impacts transparency, violate our principles and can pose risks to the company's brand image and reputation.

Several situations or relationships can create or appear “conflict of interests” - the most common, but not exhaustive list of potential situations are presented below:

4.1.Family or emotional ties

Gerdau respects the separation between the private and professional lives of its employees. However, some situations may create a conflict of interest and result in harm to the company, the objectivity of the work or generate risks of legal liability for Gerdau and these situations should be prevented. Examples of these situations, include being family or having an emotional relationship:

•	With a team member, when one of the parties exercises a leadership role over a family member.
•

With colleagues from other areas, in which the concept of segregation of functions must be observed (buy x pay; define credit x sell; weigh x classify scrap; audit x activities with financial impact, etc.).

•	With a Gerdau service provider or business partner, when such relation has the power to influence a hiring decision, especially if this person is the owner or executive of the partner company.
•

With public officers, who work in public bodies with which Gerdau maintains a commercial relationship, especially if that person is in a management position with decision-making power and is able to influence in situations involving Gerdau.

If these or other situations of possible conflict of interest occur, they must be immediately reported to your manager, the People Area, or the Compliance area, to evaluate alternatives that could minimize the risk.

4.2.Employees relationships with customers and vendors

Our business relationships must be based on transparency and must guarantee fair competition, always looking for those partners with the best technical capabilities, costs, quality and reputation.

Some situations that represent a conflict of interest are not allowed and should be immediately reported, include:

●	Acting in the contracting process with a vendor or customer when the owner is a family member or person with a marital or emotional relationship.
●	Offering or requesting jobs for family members or a person with a marital or emotional relationship with clients or vendors.

●	Employees hired to provide personal services, paid or unpaid, to business partners or competitors with whom he or she directly relates
●	Requesting, offering or receiving favors from business partners, values or advantages of any kind, such as, but not limited to, personal loans and leasing of real estate for personal use.

4.3.Gifts

Offering and receiving courtesies may be acceptable, provided that it is carried out in a legal, appropriate and reasonable manner, and that it complies with the definitions of our Corporate Guideline on the subject, considering the following items together:

•	Motive: the intention to offer courtesy can never aim to influence the recipient in making business decisions
•	Value: must follow the characteristics, limits and definitions of the Corporate Guideline on the subject
•	Legality: must be legal in the countries of both parties
•	Image: should not be interpreted as a conflict of interest

In case of doubt, talk to your manager or the Compliance area. If you feel the gift does not comply with all of the above, you should kindly refuse to accept it and explain that accepting it would be a violation of Gerdau’s Corporate Guideline on Gifts.

4.4.Personal Interest

Personal financial interest occurs when there are reasons that influence decision-making that benefit employees or third parties, to the detriment of Gerdau's interests.

Partners should not be hired due to an existing relationship, motivated by friendship, personal gain or bond with some investment or external income. It is necessary to observe technical conditions, reputation, structure, transparency, fair competition, quality and prices criteria.

4.5.Competing professional activities

Gerdau employees must perform their job tasks effectively and, therefore, activities that compete or interfere with the execution of their Gerdau job responsibilities are not allowed during working hours. In addition, it is forbidden to engage in competing activities that place the employee in a situation of conflict of interest with Gerdau, which may generate legal liability and financial risk or risk to Gerdau's image. Any exercise of competing professional activities of this type must be immediately communicated to the manager, People Area or Compliance Area.

Additionally, it is necessary to assess whether other professional activities are permitted within local legislation, regulation and procedures.

4.6.Communication of potential conflicts of interest

Sometimes, it is possible to manage a conflict of interest by evaluating the form of hiring, hierarchical line or changing your responsibilities in the contract. If there is any doubt about a potential conflict of interest, the employee should talk with his/her direct manager, the People or Compliance areas, acting with maximum transparency to seek alternatives to minimize or eliminate the risk.

In cases where there are signs of conflicts of interest that represent financial loss, risk to the company's image, or favoring the business partner or the employee, there will be an investigation and, if confirmed, the appropriate actions will be applied. In this investigation process, the absence or failure of proper communication of a conflict of interest may result in disciplinary action.

5.CORRUPTION PREVENTION

Gerdau does not tolerate and prohibits its employees or third parties from acting in their personal interest or benefit to practice any act of corruption or bribery with public officers or business partners.

The following situations are prohibited and must be immediately communicated to the Ethics Helpline, if they occur, or are suspected to have occurred:

•	Omitting, allowing, inducing or facilitating any form of corruption or bribery, directly or indirectly, through another Gerdau employee or representative
•	Failing to report any payment that is suspected of being undue
•	Manipulating accounting processes in order to omit records and/or transactions carried out
•

Offer, promise or give payment, gifts, hire a family member or offer any other type of benefit (direct or indirect) to any person, aiming to induce or reward inappropriate conduct, influence or try to influence illegally a decision of a national or foreign public officer or any other person, for the benefit of Gerdau or third parties

•

Request, accept, agree to receive a gift, payment or improper advantage from any person (directly or indirectly) as a reward or incentive for improper conduct or if it influences or gives the impression of influencing decisions in favor of Gerdau

Corrupting a national or foreign public officer is a crime. In many countries, it is also a crime to bribe private agents (such as our customers or vendors). None of this conduct is tolerated by Gerdau.

The anti-corruption laws of each country have an extraterritorial effect, making the company and employees who commit the infraction liable to fines and/or criminal penalties. We reinforce some rules that must be observed below:

5.1.Prohibition of facilitation payments

It is forbidden to pay or benefit public officers, directly or indirectly, to obtain any kind of facilitation (licenses, permissions, authorizations, certificates, releases, speeding up processes, minimizing a fine, etc.)

Bribery or the exchange of favors with vendors, customers or other partners is also expressly prohibited by Gerdau. These actions must be reported and may result in strict sanctions and appropriate legal actions.

5.2.Accounting books, records and internal controls

Gerdau's accounting records must be transparent, accurate and must faithfully reflect the transactions carried out.

The established internal controls must be performed to ensure that the accounting and financial records are accurate and in compliance with regulatory requirements, applicable laws, accepted accounting principles and legal market practices.

5.3.Integrity in relations with third parties

Gerdau is responsible for the integrity of all relationships with third parties that act in its interest or benefit and can be held responsible for acts allegedly performed on its behalf. The responsible areas for these contracts must, therefore, adopt procedures to prevent corruption, fraud and illegalities by these third parties. Recommended practices include:

•	Comply with vendor approval and due diligence procedures (“know your vendor”) and Guidelines on Contracting Third Parties
•	Involve the Compliance area if there are doubts regarding the reputation of third parties, or if an irregular or illicit situation is identified
•	Report and monitor the results of the provision of services, according to the nature and extent of the transactions carried out
•

Clearly define the obligations of the contractor, inserting mandatory compliance clauses in all vendor contracts, including complying with anti-corruption laws, compliance practices, acting with the highest ethical standards and other criteria that may be recommended.

6.COMPLIANCE WITH LAWS AND REGULATIONS

Gerdau does not tolerate any type of involvement that represents illegality or that is associated with criminal actions. To this end, the Business areas must establish adequate controls and have their professionals instructed not to take action contrary to law. Below are some examples:

6.1. Money laundering

Money laundering is defined as: Hiding or concealing the nature, origin, location, disposition, movement or ownership of assets, rights or values arising, directly or indirectly, from a criminal offense; and/or using, in economic or financial activity, assets, rights or values arising from a criminal offense, directly or participating in associations with business partners.

Our business partners must have a good reputation and recognized technical and commercial skills. To guarantee this, the practice ““know your customer/vendor must always be adopted in commercial relations. We must not carry out any operation with companies or partners that are involved in a proven crime or if there is evidence of money laundering activity.

We must ensure that our activities do not violate money laundering laws and remain alert to situations that may indicate events of this type, such as:

•	Cash Transactions
•	Payment of debts by third parties for no apparent reason
•	Tax documents incompatible with the size and nature of the company, and indicating possible tax evasion
•	Transactions far above or below market values
•	Disbursements when there is doubt as to whether the material was received or the service performed
•	Payments or receiving in which the beneficiary is different from the provider of the service or delivery of the material, without acceptable justification

•	Transactions involving third parties in “tax havens” or “sanctioned countries”
•	Significant payments for invoices with price complements or financial / commercial discounts, without adequate justification
•	Requests for delivery of our products to a location other than the customer's address, without justification

6.2.Counter-terrorism measures

We must ensure that we do not violate any measures to prevent or combat the financing of criminal organizations or acts of terrorism.

Criminal or terrorist groups may try to use legitimate businesses, from retailers to distributors or financial institutions, to finance their networks. We reinforce the need to practice the “know your customer / vendor”).

6.3.Illicit trade

Illegal or irregular trade of any product has a negative impact on society. It reduces taxes collected by governments, encourages crime, and harms consumers´ perceptions about the quality of the product and its origin, in addition to compromising regular trade and reducing legitimate employment.

Gerdau strongly prohibits and condemns illicit trade activities and only supports the legal sale of its products. All employees, especially those working in the commercial and distribution areas, must be alert to identify whether our products are not the target of irregular trade channels.

6.4.Embargoes and sanctions

Gerdau's negotiations involving companies or people under international embargoes or sanctions must comply with the applicable legal restrictions.

Employees must know and respect the restriction practices (available on the intranet - ethics and compliance page), immediately informing the Compliance area of cases that may involve sanctioned persons, companies or countries.

6.5. Comply with laws

Gerdau is committed and obliged to comply with all laws that apply to its business where it operates.

It should be noted that Gerdau is responsible for acting with due rigor, if situations contrary to the laws in its facilities are identified, such as the use or trade of illegal substances in the workplace, the use of violence, fraud of any kind, actions that may pose a threat to peoples’ safety, operating under the influence of drugs or alcohol in the work environment, and situations defined as a serious infraction by the laws of the countries where it operates. Depending on the nature and severity of the infraction, dismissal and/or possible criminal prosecution charges may occur.

7.Competition practices

We believe in and adopt free and fair competition and consider it fundamental in our business relationships. Gerdau competes ethically and with respect to competition and antitrust laws. We do not allow our employees to engage in anti-competition practices, such as cartel formation, market division, price manipulation or predatory conduct.

7.1.Competition Law

Competition law affects many aspects of our activities, including the sale and display of our products, the relationship with vendors, distributors, customers and competitors, the negotiation of contracts and the definition of our pricing strategy. We are required to strictly follow the legal restrictions applicable in the countries where we operate.

7.2.Commitment to Competition

We are committed to free competition and must act in a fair manner and in compliance with the legislation applicable to each country and economic area where we operate. We do not allow any type of action or conduct that promotes or encourages the formation of a cartel, market division between competitors, price manipulation or predatory and unfair conduct, bribery, corporate espionage, defamation, non-compliance with intellectual property, receiving confidential information or other illegal practices.

7.3.Relationship with competitors

Commercial operations with the competition, if necessary, should be limited to the purchase / sale of the negotiated product, at market prices and conditions, without any sharing of information, commercial strategies or anti-competition practices.

In situations where there is need for contact with the competition, such as at meetings of industry associations, employers' unions, forums and technical visits or any other events involving competitors, it is important to note that we must not, under any circumstances, engage in or encourage discussion regarding prices, sales conditions, commercial and business strategy with customers and vendors. If any of these prohibited matters are noted, we must immediately express our disagreement, end the meeting and report the situation to the manager.

Competition rules apply to all employees, regardless of position or function, and in any location (professional or social environments).

8.ACURRATE INFORMATION AND DATA

We must follow the laws, internal and external accounting requirements and internal procedures for disclosing financial and other business information to shareholders, investors, regulators and stakeholders.

8.1.Accounting and management records

All the financial or operational data that we issue must correctly reflect the transactions and events that occurred, in the correct amount, term and heading. Intentional inaccuracy is considered a serious misconduct and contrary to the Code of Ethics and Conduct.

There is no justification for adulteration or manipulation of registration or false statement of facts. Such conduct may result in the dismissal of the employee, as well as civil and criminal liability actions.

8.2.Following accounting standards

Financial data (books, records and accounts, for example,) must comply with internationally accepted and adopted accounting principles, as well as with the accounting rules and procedures applicable to Gerdau.

Gerdau's accounting records must be accurate, complete and true, reflecting all operations launched in a correct and timely manner, properly filed and with the necessary supporting documentation.

8.3.Cooperation with control areas and official agencies

Employees must cooperate with auditors (external and internal), when requested, as well as with the Compliance area and with external inspections, official agencies and the like, ensuring the transparency of our operations and the availability of the requested information within the deadline and format determined.

8.4.Commercial and financial records approvals

All operations and contracts must be properly prepared and approved, as provided for in the respective laws and policies and Gerdau's internal guidelines.

All physical or digital documentation must be securely stored to support possible tax, regulatory, audit or similar inspections.

8.5.Taxes

We must act in accordance with all applicable tax laws and operate transparently with the authorities.

The practice or facilitation of tax evasion or evasion on our behalf or on behalf of third parties is prohibited and strongly condemned.

9.DONATIONS AND SPONSORSHIPS

Gerdau is committed to social responsibility and, within its guidelines, seeks to support social development of the communities where it operates. In this kind of relationship with the community, employees must comply with the laws and must not get involved in local political issues, nor seek any reciprocity, present or future, by the beneficiaries or third parties who may be served.

We reinforce that Gerdau prohibits any donation or sponsorship to politicians, workers' unions, political parties, candidates for political office or public officials on its behalf.

In order to protect our image and to comply laws, relationships with the community requires additional care, such as authorizations, understanding of who the beneficiaries are, transparency, evidence, contracts and accountability. These situations are detailed in the Donations and Sponsorships and the Social Responsibility Guidelines. In case of doubts, the employee must contact the manager or the Compliance area.

10.PROTECTION OF COMPANY PROPERTY

We are all responsible for safeguarding and maintaining proper use of Gerdau assets that are entrusted to us, including machinery, equipment, facilities, vehicles, licenses, information, and branded materials of the company.

10.1.Acting on behalf of the company's interests

Employees must ensure that Gerdau's assets and property are not damaged, misused or wasted and must report abuse or misappropriation, whether by employees or third parties. Additionally, employees must avoid situations that facilitate theft or robbery.

Gerdau's assets include physical or intellectual property, information for exclusive use, database, business opportunities, brands, equipment and facilities.

10.2.Respect for third party assets

We must show the same respect for the physical or intellectual property assets of third parties that we expect them to demonstrate in relation to those of Gerdau's. We can never, deliberately:

•	Damage, misuse or inappropriately take over the physical assets of others
•	Violate patents, trademarks, copyrights or other intellectual property, harming the rights of third parties
•	Perform any activities that adversely affect the performance of third parties operating systems or resources

10.3.Personal use of company resources

As a rule, we must not use Gerdau's assets, equipment or facilities for personal activities or for personal benefit.

The exception is accepted in cases of limited, occasional use and without impact on the execution of job responsibilities. In this case, the use of company equipment and systems for personal purposes may be permitted, provided that their use:

•	Be done in reduced quantity and limited time and in a way that does not interfere with the professional performance of employees and co-workers.
•	Does not adversely impact the performance of Gerdau's operating systems
•

Does not imply the practice of any illicit or immoral purpose, including, but not limited to, pedophilia, pornography, discriminatory messages, hate, acts of violence or political or electoral proselytism

•	Does not represent a cost that has any materiality for the company

10.4. Communications and company reputation

All Gerdau employees are responsible for promoting and maintaining the company's reputation in all forms of communication.

Any external communication, through the press or social media, with the use of images of the company’s facilities, internet domain, Gerdau brand or identification as an employee, is not permitted to report issues that put the image and / or the company reputation at risk, such as: political positioning, illegalities, defamation, disrespectful, prejudiced or messages that are contrary to human rights.

11.	CONFIDENTIALITY AND DATA PROTECTION, INFORMATION PRIVACY

We must protect the data and privacy of employees, customers, vendors and all holders of sensitive information that are controlled by Gerdau.

In addition, all industry secrets and other sensitive information related to Gerdau and its business must be kept confidential.

a)	Confidential information – Information whose knowledge by unauthorized third parties may harm Gerdau's interests, such as:
•	Commercial databases, customer and vendor list, and other sensitive corporate information
•	Strategic pricing and marketing plans
•	Confidential information about products and industrial secrets
•	Research data and technical information on / for new products development
•	Business ideas, processes, proposals and strategies
•	Financial data, significant information and unpublished results
•	Personal data and information concerning employees
•	Licenses or software development

b) Personal data – All information related to the individual identified or identifiable.

Sensitive personal data are all those related to ethnic origin, religious belief, political opinion, affiliation to a union or organization of a religious, philosophical or political nature, data relating to health or sexual orientation, genetic or biometric data, when linked to an individual.

If in doubt, consult the Information Security Guideline or talk to your manager.

11.1.	Data and privacy protection

In line with international best practices, Gerdau complies with the following data protection and privacy requirements:

•	Respect for privacy and image
•	Respect for people's rights to their data
•	Free and technological economic development and innovation

•	Human rights, the free development of personality, dignity and the exercise of citizenship by individuals.

11.2.Access, use, disclosure and storage

Access, use, disclosure and storage of confidential information and personal data, especially sensitive data, must comply with local data protection laws and specific Gerdau Guidelines.

We must protect information that can enable access to Gerdau's assets. It is the duty of all employees to maintain the security of any data used to access the Gerdau network and units, including building access cards, and to keep passwords and system access codes restricted.

11.3.Third party information

We must not deliberately request or obtain, from any person, confidential information belonging to third parties, if they are not necessary to carry out our activities and by entering into a confidentiality agreement or term.

If an employee involuntarily receives any information belonging to third parties that is suspected of being confidential, the employee must notify the immediate manager for appropriate measures.

Access, use and disclosure of Gerdau confidential information by third parties must only occur in Gerdau's interest, with authorization by the responsible areas and managers and by signing a confidentiality agreement and observing local data protection laws.

11.4. Significant information and capital market trading

Confidential information with a significant financial impact to operate in the capital market, whether in a quarterly blackout period before the disclosure of results or resulting from knowledge of a significant act or fact, as described in the Internal Policy, cannot be used for securities trading in the restricted period, or disclosed to third parties by employees with access to this privileged information (“insider trading”).

Gerdau makes available on the intranet and internet (ri.gerdau.com) the Policies for Securities Trading, Information Disclosure and Related Party Transactions that detail the procedures and care to be followed by the people who are subject to the defined rules.

12.DISCIPLINARY CONDUCTS AND PROCEDURES

In the event of any action contrary to the Code of Ethics and Conduct, according to the evidence and form of action, disciplinary actions proportional to the severity of the infractions will be applied and may even result in termination of the contract/employment.

In addition, the Corporate Directive on Disciplinary Sanctions defines some situations that will not be tolerated and strict penalties applied, especially, but not limited to:

•

Violating rules and procedures that have the potential to cause a fatality or a serious accident or permanent disability, provided that the employee involved already has a history of receiving disciplinary measures

•	Defrauding or improperly favoring vendors, customers, employees and third parties
•	Engaging in a conflict of interest, especially one resulting in financial loss or damage to Gerdau’s image
•	Manipulating, deliberately omitting or tampering with accounting records, record entries and/or indicators
•	Offering or receiving an improper advantage, attempting to corrupt third parties or public officers, or performing acts that may imply corruption or bribery
•	Committing theft or robbery
•	Practicing discriminatory acts of any kind, moral harassment (impacted by the recurrence or severity of the act) or sexual harassment
•	Acting in commercial collusion with competitors, contrary to the legislation
•	Misuse of company resources
•	Leaking or misusing confidential information or violating Information Security rules
•	Violating the laws and procedures defined in the labor regulations of each country
•	Provoking acts of violence within the company or at an event sponsored by it
•

Practicing other behaviors that, due to the form of their act, demonstrate illicit performance, generating or being able to generate financial loss or risk to the company's image and / or undue favoring the employee or third parties

13.ETHICS HELPLINE

We encourage you to communicate with Gerdau.

The Ethics Helpline is a tool available to receive reports or cases of suspected violation of laws, this Code and / or the company's Guidelines.

It is very important that anyone, whether internal or external to Gerdau, and who knows or suspects a violation of the laws, Gerdau´s Code of Ethics and Conduct and / or Gerdau's procedures (that has happened, is happening or may happen) feels comfortable reporting concerns directly to the Ethics Helpline.

It is every employee’s obligation to report violations of this Code of which they are aware.

Examples of violations include:

•	Damage to the environment or threats to the safety or health of an individual
•	Conflict of interests
•	Criminal actions such as corruption, bribery, theft and fraud
•	Persecution, moral or sexual harassment, discrimination in the workplace or human rights violations
•	Mishandling of accounting records and / or altering documents and / or accounting irregularities
•	Non-compliance with any legal obligation, by action or omission of the responsible
•	Favoring vendors, customers or employees
•	Hiding data or events contrary to the Code

The Ethics Helpline guarantees the complainant's confidentiality and anonymity. It is audited annually to ensure its functioning, and that all complaints are investigated.

It is noteworthy that any possibility of persecution or retaliation, due to a complaint, is considered a violation of this Code and Gerdau's principles.

Option for submitting an ethical incident claim:

•	by Ethics Helpline on the Gerdau website (www.gerdau.com) or on the intranet
•	by telephone: call extension 1901 or external: 1-800-732-7116
•	by e-mail: canal.etica@gerdau.com.br
•	by letter, addressed to the Gerdau Fiscal Council: Av. Dra. Ruth Cardoso, 8.501 – São Paulo – SP – CP 05425-070

14. APPLICATION AND FINAL CONSIDERATIONS

The Code of Ethics and Conduct was approved by the Board of Directors, on 05/05/20, with immediate effect.

The Compliance area must be involved (compliance@gerdau.com.br), in case there is any issue that raises doubts or is not included in this Code.